VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 17:00 p.m. (Eastern Time) on December 29, 2025.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 30, 2025, at 10:00 a.m., Beijing Time.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Tantech Holdings Ltd. Common Shares

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" FOR ALL FOLLOWING PROPOSALS:

(1A) To elect the nominees listed below to hold office until the 2027 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified.

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Class III: Yefang Zhang 02 Class III: Weilin Zhang

(1B) To elect the nominees listed below to hold office until the 2028 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified.

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Class I: Shudong Wang

(2) To ratify the appointment of YCM CPA, Inc as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(3) To approve: (a) the authorised shares of the Company be amended from (i) an unlimited number of shares of no par value each, to (ii) an unlimited number of Class A Shares of n opar value each, with one vote per share (the "Class A Common Shares"), and an unlimited number of Class B Shares of no par value each, with fifty votes per share (the "Class BCommon Shares"), by the reclassification of an unlimited number of Common Shares into an unlimited number of Class A Shares of no par value each, and the reclassification of anunlimited number of shares into an unlimited number of Class B Shares with no par value each (the "Reclassification"); and (b) simultaneously with the Reclassification, the share s in the Company issued and outstanding be redesignated as follows (the "Redesignation"): (i) all the existing authorised and issued shares of the Company be redesignated as Class A Common Shares save for 1,142 shares issued and currently registered in the name of TANBSOK GROUP LTD.; and (ii) the 1,142 shares held by TANBSOK GROUP LTD. be redesignated as 1,142 Class B Common Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(4) To approve the Amended and Restated Memorandum and Articles of Association in the form attached hereto as Appendix A be adopted in substitution for the Memorandum and Articles of Association, as amended, of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Common Shares and Class B Common Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(5) To transact any other business properly coming before the meeting or any adjournment thereof.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(To be signed on Reverse Side)

TANTECH HOLDINGS LTD.
Annual Meeting of Shareholders
10:00 A.M., Local Time, December 30, 2025
(9:00 P.M., Eastern Time, on December 29, 2025)

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on December 30, 2025, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 29, 2025)

The Notice & Proxy Statement and Annual Report on Form 20-F are available at: https://tanhtech.com

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Zheyuan Liu, Weilin Zhang or _____________, with full power of substitution, as proxy to represent and vote all shares of Common Shares of Tantech Holdings Ltd. (the "Company"), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 30, 2025, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 29, 2025), at No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000, People's Republic of China, upon matters set forth in the Notice of 2025 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees , FOR the ratification of YCM CPA Inc., FOR the Reclassification and Redesignation, FOR the Amended and Restated Memorandum and Articles of Association and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 30, 2025, at 10:00 A.M., local time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Tantech Holdings Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email address: ____

Date	Signature	Signature, if held jointly
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00